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Carolyn Liu-Hartman 617-951-7083 617-235-9303 fax carolyn.liu-hartman@ropesgray.com
September 12, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
Re: GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On August 11, 2011, Linda Stirling (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Andrew D. Wilkins of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 147 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 186 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A relating to GMO International Intrinsic Value Extended Markets Fund and GMO Global Focused Equity Fund (“Amendment No. 147/186”).
The Staff Reviewer requested that the Registrant respond to the remaining comments via EDGAR correspondence on the date the Registrant submits its Rule 485(b) filing with respect to the Funds. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 147/186 are set forth below.
Prospectus
Both Funds — Fund Summaries
Investment Objective
1. With respect to each Fund’s investment objective that contains the term “total return,” please confirm supplementally that the Prospectus for each Fund explains that the term indicates an objective of obtaining both capital appreciation and income.

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Response: A statement that total return includes both capital appreciation and income is located in each Fund’s Prospectus under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” — “Certain Definitions.”
Fees and Expenses
2. In describing each Fund’s contractual expense reimbursements under “Annual Fund operating expenses,” please include a list of all excluded expenses or describe with greater specificity the categories of excluded expenses. Please also confirm supplementally whether the Funds’ contractual expense reimbursements are subject to any recapture arrangements.
Response: The requested change has been made. The Registrant confirms that the Funds’ expense reimbursements are not subject to recapture.
3. Please confirm that “acquired fund fees and expenses” for each Fund are estimated to be less than 0.01% of the average net assets of each Fund.
Response: The Registrant confirms that “acquired fund fees and expenses” for each Fund are estimated to be less than 0.01% of the average net assets of each Fund.
4. Please delete the cross reference to the “Expense Reimbursement” section of the Prospectus in footnote 2 to each Fund’s “Annual Fund operating expenses” table or, alternatively, please explain why using this-cross reference is appropriate.
Response: The Registrant believes that the inclusion of select cross-references in each Prospectus is useful and appropriate to inform readers of important information included in separate sections of the Prospectus that may be relevant to an investor’s decision to purchase or sell Fund shares. The Registrant notes that it does not intend to use standalone summary prospectuses for the Funds and that all prospective purchasers of Fund shares will be reviewing the risk-return summary as part of the Fund’s statutory prospectus, and readers will be able to easily reference the cross-referenced material. The Registrant also believes its use of cross-references is consistent with Instruction 2(a) of Form N-1A, which provides that cross-references in a prospectus are most useful when their use “assists investors in understanding the information presented.”
5. Under the “Example” section, please confirm whether the effect of any contractual expense reimbursements is reflected.
Response: The Registrant confirms that the effect of contractual expense reimbursements is not reflected under the “Example” section in either Fund’s Prospectus.
Principal Investment Strategies
6. For each Fund, please disclose in the Prospectus either in response to Item 4 or Item 9 of Form N-1A that the Fund will invest in at least three countries and will invest at least 40% of its

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“assets” (as defined in the Prospectuses) in investments tied economically to countries outside the United States.
Response: The Registrant notes that the Prospectus of Global Focused Equity Fund, under the “Name Policy” section, currently discloses that while the Fund has not adopted a formal Name Policy with respect to the term “global,” the Fund typically invests in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information. The Registrant further notes that International Intrinsic Value Extended Markets Fund has not adopted a formal Name Policy. The Registrant notes that the approach with respect to each Fund is consistent with the adopting release for Rule 35d-1 under the 1940 Act. Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”)
7. For each Fund, please add a definition of “companies tied economically to countries other than the U.S.” either in response to Item 4 or Item 9 of Form N-1A.
Response: The requested change has been made.
8. In accordance with the SEC staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity the types of derivatives in which each Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. Please also consider describing with greater specificity how “Derivatives Risk” relates to each Fund’s expected use of derivatives or, alternatively, please explain why the current disclosure is sufficient.
Response: The Registrant believes that disclosures in each Fund’s Prospectus and Statement of Additional Information sufficiently explain the types of derivatives in which each Fund may invest, the specific purpose for using such derivatives and the extent to which such derivatives will be used, in accordance with the ICI Letter. The Registrant believes the derivative risk disclosure in each Fund’s Prospectus and Statement of Additional Information is appropriately tailored to reflect each Fund’s expected use of derivatives.
Principal Risks
9. Please clarify whether emerging markets risk is a principal risk of each Fund.
Response: The Registrant notes that disclosure in each Fund’s “Principal investment strategies” section states that the Fund may make investments tied economically to emerging countries. Accordingly, the risks of investing in emerging countries are disclosed as a principal risk of investing in the Fund under “Foreign investment risk.” (i.e., “These and other risks (e.g., nationalization, expropriation or other confiscation of assets of foreign issuers) tend to be greater for

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investments in companies tied economically to emerging countries, the economies of which tend to be more volatile than the economies of developed countries.”)
Both Funds — Additional Information About the Fund
10. Under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” — “Fundamental Investment Objectives/Policies” please indicate that the Funds may not change their investment objectives or their Name Policies without giving shareholders 60 days prior written notice.
Response: The Registrant notes that the current disclosure in Global Focused Equity Fund’s Prospectus under “Name Policy” states that a Fund will not change its 80% investment policy under Rule 35d-1 without providing 60 days notice. The Registrant notes that the Board of Trustees of the Registrant may change a Fund’s investment objective or policies without shareholder approval or prior notice unless an objective or policy is identified in this Prospectus or in the SAI as “fundamental,” in which case Section 13(a)(3) of the 1940 Act would require a shareholder vote. With respect to International Intrinsic Value Extended Markets Fund, the Registrant notes that the Fund has not adopted a formal Name Policy, as discussed above in the Response to Question 6.
11. Please confirm that the disclosure under “Temporary Defensive Positions” in the “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” section complies with Instruction 6 to Item 9 of Form N-1A.
Response: The Registrant believes the current disclosure in each Fund’s Prospectus, which states that to the extent the Fund takes a temporary defensive position, it may not achieve its investment objective, complies with Instruction 6 of Item 9 of Form N-1A.
12. Under the “Expense Reimbursement” section, please consider deleting the introductory phrase — “As more fully described” — or explain why this disclosure is appropriate given that the “Expense Reimbursement” section contains more fulsome disclosure than the Fund Summary.
Response: The requested change has been made.
13. Under the “Expense Reimbursement” section, please disclose the duration of the expense reimbursement related to the Fund’s investment in GMO U.S. Treasury Fund and who may terminate the arrangement.
Response: The requested change has been made.
International Intrinsic Value Extended Markets Fund
14. Please disclose the capitalization range of the companies in which the Fund invests.
Response: The requested change has been made.

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15. Please explain supplementally what is meant by the terms “intrinsic value” and “extended markets” in the Fund’s name and consider adding disclosure under “Principal investment strategies” how these terms relate to the Fund’s investment strategies.
Response: The Fund’s name is intended to indicate to investors that the Fund employs an investment process similar to the one used by GMO International Intrinsic Value Fund but that the Fund has a broader investment universe than GMO International Intrinsic Value Fund.
16. Please consider adding additional disclosure linking “Focused Investment Risk” and “Smaller Company Risk” to the Fund’s principal investment strategies.
Response: The Registrant believes that the disclosure in the Fund’s principal investment strategies is sufficiently linked to “Focused Investment Risk,” as “Focused Investment Risk” states that because the Fund typically invests a significant portion of its assets in securities of companies tied economically to countries other than the U.S., the Fund is subject to additional risk. Similarly, the Registrant believes that the disclosure in the Fund’s principal investment strategies is sufficiently linked to “Smaller Company Risk” because the Fund’s principal investment strategies includes disclosure indicating that the Fund may invest in companies of any capitalization range.
Global Focused Equity Fund
17. Please consider adding additional disclosure linking “Focused Investment Risk” to the Fund’s principal investment strategies.
Response: The Registrant believes that the disclosure in the Fund’s principal investment strategies is sufficiently linked to “Focused Investment Risk” because “Focused Investment Risk” includes disclosure that to the extent the Fund focuses its investments in a particular type of security or sector, or in securities of companies in a particular industry, it is subject to additional risk. In addition, the Fund’s disclosure states, under “Principal investment strategies,” that the Fund is not limited in how much it may invest in any market or in the types of equity investments it may pursue, and that it may often invest all its assets in a limited number of equity investments of companies in a single country and/or capitalization range. Further, the Fund’s disclosure states that the Fund could experience material losses from a single investment, and expects to focus its investments in a limited number of securities.

Very truly yours,
/s/ Carolyn Liu-Hartman
Carolyn Liu-Hartman

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cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Elizabeth J. Reza, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP